Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

August 3, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 3, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from ARC Group Securities Acquisition I (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share and one right entitling the holder thereof to receive one-fourth (1/4) of one Class A ordinary share, and one warrant

Class A Ordinary Shares, par value $0.0001 per share

Rights entitling the holder thereof to receive one-fourth (1/4) of one Class A ordinary share

Warrants, exercisable for one Class A ordinary share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi
